FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

Athens — 27 July 2017

AGREEMENT BETWEEN NBG SA AND OTP BANK (ROMANIA) FOR THE SALE OF BANCA ROMANEASCA

National Bank of Greece S.A. (“NBG”) announces the signing of a definitive agreement with OTP Bank Romania (“OTP”) for the divestment to OTP of its 99.28% stake in its Romanian subsidiary Banca Romaneasca (“BROM”) and of a portfolio of Romanian-risk corporate loans (together the “Transaction”). The Transaction is expected to increase NBG’s CET1 Ratio by c.5 bps(1) and, taking into account the repayment of the intra-group debt, strengthen its liquidity position by c.€650 million.

Leonidas Fragkiadakis, NBG CEO said: “The sale of BROM reaffirms our commitment to the successful implementation of the Bank’s restructuring plan and will further strengthen our capital ratios and liquidity position”.

Closing of the transaction is subject to approval from the National Bank of Hungary, the National Bank of Romania and anti-trust approvals.

Credit Suisse International is acting as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer is acting as international legal counsel and PeliFilip as local legal counsel to NBG.

Note 1: Impact on CET 1 ratio as of 31.03.2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 27th, 2017
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 27th, 2017
Director, Financial Division